
thecommodorecollection
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COMMODORE COLLECTION
71 Posts
297 Followers
33 Following
The Commodore Collection
✨ Investment Reservations Open! ✨
Walk in like you own the place 😎
Investment vehicle that will allow you to invest and travel simultaneously.
msha.ke/commodorecollection
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Timeshare?
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Important Links
NOW ACCEPTING INVESTMENT RESERVATIONS!
INVESTMENT RESERVATIONS - WeFunder
Website
Pitch Party
15 Minute Founders Call

Investor Updates

Blog - Why so many business are moving to Texas

Blog - THE HOTEL EXPERIENCE MEETS 2021

Offering Circular

# ABOUT



## Walk in like You Own the Place

Commodore Hospitality, Inc is an investment vehicle that will allow you to invest and travel simultaneously. We help you make the most out of your investment by providing top of the line hospitality benefits and amenities. This is possible by allowing investors the unique opportunity to invest in hotels and not only earn their share of appreciation and cashflow, but also earn credits every year that can be used to stay at any hotel across the Commodore Collection portfolio.

portfolio. Investor credits only available to the extent offering proceeds are sufficient to purchase properties.

Commodore Hospitality, Inc uses the crowdfunding website "Wefunder.com" as the investing platform to raise capital. Wefunder is the leading equity crowdfunding platform and has built out a platform that makes the investment process easy to use. We intend to use raised capital to acquire, renovate, and operate hotels across the United States with our first fund focused on the South Central region.

Website

# Investment Disclaimer

THE COMMODORE COLLECTION
INVESTMENT RESERVATION DISCLAIMER

We are 'testing the waters' to gauge investor interest in an offering under Regulation A+. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until the offering statement is qualified. Any indication of interest involves no obligation or commitment of any kind

All offerings are done pursuant to an Offering Circular, which can be found at https://www.sec.gov/edgar/browse/?CIK=1850568

Read more


INVESTING
HAS NEVER
BEEN SO EASY
COMMODORE COLLECTION


BE OUR GUEST


Walk in like
you own the place
Because
you do.


A HOTEL
YOU OWN...
#nbd


INVEST.
JOIN
THE
CLUB.


LOCAL
TRAVEL
JUST GOT
A LOT
MORE FUN


Girls weekend where
no one has to pay for the
hotel...
now we're talking


INVEST IN CONFIDENCE.
STAY IN CONFIDENCE.


FORGET A
ROOM WITH A
VIEW, HOW
ABOUT A
ROOM WITH
YOUR NAME
ON IT?


I've been looking at some
innovative investment options for
years. Commodore Collection has
the best long-term and short-term
perks.
NICK UHAS


THE
DIFFERENCE
BETWEEN
Commodore Collection +
Traditional Timeshares
TRADITIONAL
TIMESHARE
WHAT DO YOU PUT IN?
$250+
$10 000+
WHERE DO YOU STAY?
Any Commodore Property
Location of Initial Purchase
WHAT INVESTMENT RETURN DO YOU GET?
Receive annual dividend and shares in profit at sale
Pay in additional annual maintenance fee and pay in additional fees to get out


GET THAT
C-SUITE RESPECT


You're
the
BOSS
Now


GIVEAWAY
GIVEAWAY
GIVEAWAY
GIVEAWAY


CC
COMMODORE
COLLECTION
INVESTMENT
TIERS


YOU MAY NOT BE READY
TO OWN YOUR OWN HOME,
BUT YOU CAN OWN A HOTEL.
NOW THAT'S A FLEX.


A small investment can go a long way. Be a hotel owner and get all the perks.


AN INVESTMENT IN TRAVEL IS AN INVESTMENT IN YOURSELF


#CONFIDENCEINCOMMODORE
We'll Save You a Seat


INVESTING MADE EASY


"We think the hospitality industry, as well as commercial real estate as a whole, need to be overhauled. We want to bring the opportunity to be a part of this industry to the crowd."
Eric Bergin, Chairman/Co-Founder


Join Our Mailing List
Sign up with your email address to receive news and updates on our upcoming hotel acquisitions.


READY, SET
INVEST


ASK US
Anything


"Our goal is not to just become another traditional chain, but rather to give our guests an experience they would not have elsewhere. Some ideas include bringing in local artists to paint murals within the hotel and having restaurants inspired by local cuisine."
Christopher Biesanz, CEO/Co-Founder


ADD US
to your
VENTURE


CC
COMMODORE COLLECTION
REWARD SYSTEM


CC
COMMODORE COLLECTION
Investor Update
3.26.21


Hotel Ownership For Everyone


Investing Has Never Been So Fun


— HEY —
Texas


— HEY —
Oklahoma


— HEY —
Arkansas


— HEY —
Louisiana


— HEY —
New Mexico


EARLY
BIRD
PERKS
Now accepting Investment
Reservations


HEY DALLAS


INVEST IN YOUR TRAVEL AND TRAVEL
THROUGH YOUR INVESTMENT


HEY HOUSTON


A ROOM
WITH YOUR NAME
ON IT?
NOW ACCEPTING INVESTMENT RESERVATIONS
WALK IN LIKE YOU
OWN THE PLACE


HEY
OKLAHOMA
CITY


BE OUR GUEST
WeFunder.com/Commodore


We're
the
Anti-
Timeshare


HEY NEW
ORLEANS


EARLY BIRD PERKS
INVESTMENT
RESERVATIONS


THE HOTEL
EXPERIENCE MEETS 2021


$100 Gift Card Giveaway!
Live Q&A
With The Founders
Friday 4/30
At 5 PM CST


Still have
questions?
Schedule a call with one of our
founders.


HEY
LITTLE ROCK


Good things
come to those
who invest.


INVEST. OWN. EARN.
#TRAVEL WITH CONFIDENCE.


Testimonial
I love how easy it was to invest and can't wait to stay in these hotels!
Abby Lewis-Evans


CC
COMMODORE
COLLECTION


HEY AUSTIN


YOUR NEW ROOM
...is coming soon
INVEST. OWN. EARN. ENJOY


HEY TULSA


Own the hotels you travel to
and get credits every year.


WANT
LIFETIME
VIP STATUS?


HEY
SAN ANTONIO


REMINDER
Cancel
Okay


Mikki Krause
As a college-age investor, this is the perfect option for me. I get to own the hotels I travel to and get lifetime VIP status?
Count me in.


there has never been
a better time to
invest in your travel


EARLY BIRD PERKS
STILL AVAILABLE


HEY
FORT WORTH


Tag a
Travel
Buddy




TO TRAVEL
IS TO LIVE


Wise Spending Is a Part of
Wise Investing, and It's
Never Too Late to Start


COMMODORE COLLECTION
invest. travel.
repeat.


NEW BLOG POST
WHY SO MANY BUSINESSES
ARE MOVING TO TEXAS


What are your summer
travel plans?

COMMODORE COLLECTION

COMMODORE COLLECTION

Edit profile

**The Commodore Collection**
@TheCommodoreCo

Walk in like you own the place. 😎
Commodore Hospitality, Inc is an investment vehicle that will allow you to invest and travel simultaneously.

msha.ke/commodorecolle... Joined November 2020

**31** Following **18** Followers

**The Commodore Collection**
@TheCommodoreCo

Our investors receive dividend, timeshare owners pay maintenance fee.
#CommodoreCollection #ConfidenceInCommodore #investing #realestateinvesting #hotel #travel #timeshare

# THE DIFFERENCE BETWEEN

Commodore Collection + Traditional Timeshares

| | COMMODORE COLLECTION | TRADITIONAL TIMESHARE |
|---|---|---|
| WHAT DO YOU PUT IN? | $250+ | $10,000+ |
| WHERE DO YOU STAY? | Any Commodore Property | Location of Initial Purchase |
| WHAT INVESTMENT RETURN DO YOU GET? | Receive annual dividend and shares in profit at sale | Pay in additional annual maintenance fee and pay in additional fees to get out |

12:20 PM · Mar 22, 2021 · Twitter for iPhone

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**The Commodore Collection** @TheCommodoreCo · 21h
Replying to @TheCommodoreCo
All offerings are done pursuant to an Offering Circular, which can be found at sec.gov/edgar/browse/?...

**The Commodore Collection**
@TheCommodoreCo

Subtle flex. Learn more - Link in bio.
#ConfidenceInCommodore
#investing #realestateinvesting #hotel #travel


A HOTEL
YOU OWN...
#nbd
COMMODORE
COLLECTION

12:22 PM · Mar 22, 2021 · Twitter for iPhone

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**The Commodore Collection** @TheCommodoreCo · 21h
Replying to @TheCommodoreCo
All offerings are done pursuant to an Offering Circular, which can be found at sec.gov/edgar/browse/?...

**The Commodore Collection**
@TheCommodoreCo

Stock Market who? This is the stress-free investment. Learn more in the link in our bio! #CommodoreCollection #ConfidenceInCommodore #investing #realestateinvesting #hotel #travel



INVESTING
HAS NEVER
BEEN SO EASY
CC
COMMODORE COLLECTION

12:23 PM · Mar 22, 2021 · Twitter for iPhone

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**The Commodore Collection** @TheCommodoreCo · 21h
Replying to @TheCommodoreCo
All offerings are done pursuant to an Offering Circular, which can be found at sec.gov/edgar/browse/?...

Want to own a hotel? Commodore Collection is an easy, trusted and yes, even fun, investment option. Receive the finest treatment and accommodations, not to mention all those hotel perks as an owner. Walk in like you own the place...because you do. #CommodoreCollection


INVEST. OWN. EARN.
#TRAVEL WITH CONFIDENCE.
CC
COMMODORE COLLECTION

1:12 PM · May 14, 2021 · Twitter Web App

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**The Commodore Collection** @TheCommodoreCo · 21h

Replying to @TheCommodoreCo

All offerings are done pursuant to an Offering Circular, which can be found at sec.gov/edgar/browse/?...

Investing isn't always easy, but our goal is to make it simple and even fun.

#CommodoreCollection #ConfidenceInCommodore #investing #realestateinvesting #hotel #travel



1:55 16.3K views

2:00 PM · May 17, 2021 · Twitter Web App

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**1** Retweet **4** Likes

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**The Commodore Collection** @TheCommodoreCo · 21h

Replying to @TheCommodoreCo

All offerings are done pursuant to an Offering Circular, which can be found at sec.gov/edgar/browse/?...

**The Commodore Collection**
@TheCommodoreCo

What's the difference between The Commodore Collection and a traditional timeshare?

✨a thread✨


We're
the
Anti-
Timeshare
CC
COMMODORE
COLLECTION

8:32 AM · May 26, 2021 · Twitter Web App

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**The Commodore Collection** @TheCommodoreCo · May 26

Replying to @TheCommodoreCo

A timeshare is a property with a divided form of ownership or use rights. Each owner of the same accommodation is allotted a period of time. Although The Commodore Collection is a division of ownership, there is no allotted time or single location for our investors.

1

**The Commodore Collection** @TheCommodoreCo · May 26

The Commodore Collection only asks for a one-time payment as low as $250. A typical timeshare costs an average of $10,000+ with annual recurring costs.

1

**The Commodore Collection** @TheCommodoreCo · May 26

Not only do we have a low minimum investment in comparison to timeshares, investors also receive an annual return on cash flow rather than a maintenance fee invoice.

1

**The Commodore Collection** @TheCommodoreCo · May 26

You can have any time and any place. Unlike a traditional timeshare that limits your location and availability, your one time investment at The Commodore Collection gives you access to any Commodore property and at any time.

1 2

**The Commodore Collection** @TheCommodoreCo · May 26

Timeshare investors are often supplied a complimentary dinner or meal once every trip. At The Commodore Collection, our investors can expect top of the line perks and unique amenities in each property as well as annual hotel credits.

1 2

**The Commodore Collection** @TheCommodoreCo · 21h

All offerings are done pursuant to an Offering Circular, which can be found at sec.gov/edgar/browse/?...

**The Commodore Collection**
@TheCommodoreCo

Take a road trip through our potential locations:

✨a thread✨



**The Commodore Collection** @TheCommodoreCo · Jun 2
Replying to @TheCommodoreCo
Encounter the charm of Little Rock and Hot Springs with their urban and natural attractions


— HEY —
Arkansas

1 2

**The Commodore Collection** @TheCommodoreCo · Jun 2
Immerse yourself in the cajun culture by visiting New Orleans or Shreveport


— HEY —
Louisiana

1 2

**The Commodore Collection** @TheCommodoreCo · Jun 2

Explore local wineries and indigenous art by visiting Santa Fe or Albuquerque


— HEY —
New Mexico

1 2

**The Commodore Collection** @TheCommodoreCo · Jun 2

Say OK to Oklahoma by exploring the southern culture of Oklahoma City and Tulsa


— HEY —
Oklahoma

1 3

**The Commodore Collection** @TheCommodoreCo · Jun 2

Enjoy the city, beach, or wild west with our locations in: Amarillo, Austin, Dallas, El Paso, Fort Worth, Galveston, Houston, and San Antonio.


— HEY —
Texas

1 3

**The Commodore Collection** @TheCommodoreCo · 21h

All offerings are done pursuant to an Offering Circular, which can be found at sec.gov/edgar/browse/?...

**The Commodore Collection**
@TheCommodoreCo

Wondering why we chose the South Central?

✨thread below✨


WHY SOUTH
CENTRAL?

**The Commodore Collection** @TheCommodoreCo · Jun 9
Replying to @TheCommodoreCo
The South Central U.S. is home to over 40 million people and home to many popular vacation spots. Within 6 hours, you can travel to Dallas, Austin, Galveston, Houston, or San Antonio making local travel within the South Central region accessible.

1

**The Commodore Collection** @TheCommodoreCo · Jun 9
In addition, the South Central has become a hub for businesses making it an ideal area for both business-related or leisure travel.


DON'T CALIFORNIA MY
TEXAS

How Texas is luring big businesses and billionaires away from C...
From Oracle to Hewlett Packard Enterprise to Elon Musk, Texas is luring big businesses and billionaires away from California. This ...
cnbc.com

1

**The Commodore Collection** @TheCommodoreCo · Jun 9
Not only does the South Central region offer local travel and business opportunities, but it also offers a range of cities with unique cultures. Many of our cities rank in the top 20 for culture and some even rank in the top 5.

1

**The Commodore Collection** @TheCommodoreCo · Jun 9

Although these cities are geographically close together, visitors can expect a unique cultural experience in each city.

1 1

**The Commodore Collection** @TheCommodoreCo · Jun 9

These destination cities within our portfolio were specifically selected to ensure that our guests receive a comfortable and memorable experience.

1 1

**The Commodore Collection** @TheCommodoreCo · 21h

All offerings are done pursuant to an Offering Circular, which can be found at sec.gov/edgar/browse/?...

**The Commodore Collection**
@TheCommodoreCo

Investing in commercial real estate is typically reserved for the ultra-wealthy, right? Think again.

✨thread below✨


INVEST
OR
TRAVEL?
WHY NOT BOTH?

**The Commodore Collection** @TheCommodoreCo · Jun 16

Replying to @TheCommodoreCo

Now that crowdfunding regulations have changed, the average person can invest in commercial real estate through crowdfunding. bassberrysecuritieslawexchange.com/patchwork-exem...

1 1

**The Commodore Collection** @TheCommodoreCo · Jun 16

With the Commodore Collection, you can travel AND invest no matter your net worth. Our unique investment vehicle allows you to combine your travel expenses with your investments.

1 1

**The Commodore Collection** @TheCommodoreCo · Jun 16

With a minimum investment amount of $250, the Commodore Collection allows you to reap the benefits of investing while also traveling to unique cities.

1 1

**The Commodore Collection** @TheCommodoreCo · Jun 16

Be sure to look out for next week's thread that explains the breakdown of our tier system!

1 1

**The Commodore Collection** @TheCommodoreCo · 21h

All offerings are done pursuant to an Offering Circular, which can be found at sec.gov/edgar/browse/?...